1(650) 320-1804
jeffhartlin@paulhastings.com

May 16, 2011

Via EDGAR (“Corresp”) and Overnight Mail

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:   Mr. Jim B. Rosenberg

    Re:    Aeolus Pharmaceuticals, Inc.
                            Form 10-K for the Year Ended September 30, 2010
                            Definitive Information Statement filed January 26, 2011
                            Form 8-K filed February 16, 2011
                            Form 8-K filed February 25, 2011
                            File No. 000-50481

Dear Mr. Rosenberg:

On behalf of Aeolus Pharmaceuticals, Inc. (the “Company”), reference is made to the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated May 11, 2011, to the Company with respect to the Company’s Annual Report on Form 10-K for the year ended September 30, 2010, the Company’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2010, the Company’s Definitive Information Statement on Schedule 14C filed on January 26, 2011, the Company’s Current Report on Form 8-K filed on February 16, 2011 and the Company’s Current Report on Form 8-K filed on February 25, 2011 (the “Comment Letter”). The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience.

Staff Comments and Company Responses

Form 10K/A for the fiscal year ended September 30, 2010

Notes to the Consolidated Financial Statements, page 62

Note G. Stockholders’ Equity (Deficit), page 67

United States Securities and Exchange Commission
May 16, 2011

1.
We acknowledge your response to prior comment five that the use of the binomial-lattice model for the warrants issued would not necessarily result in a more accurate valuation. We continue to believe that a model other than Black-Scholes model would be more appropriate since the Black-Scholes model relies on static assumptions and would not capture the fair value of a warrant with anti-dilution protection provided in your warrant agreements.

The Company acknowledges the Staff’s comment. Although the Company continues to believe the Black-Scholes model to be an appropriate valuation method for its warrants and that a binomial model would produce a warrant valuation approximating the Black-Scholes valuation for the quarter ended March 31, 2011, the Company respectfully advises the Staff that, commencing with the current quarter ending June 30, 2011, it will reconsider using a model other than the Black-Scholes model to value the Company’s outstanding warrants that contain adjustable features related to their exercise prices. Support for this approach is set forth in Financial Accounting Standards Board Accounting Standards Codification 718-10-55-27, which states in relevant part that “[t]he valuation technique an entity selects to estimate fair value for a particular type of instrument also should be used consistently and should not be changed unless a different valuation technique is expected to produce a better estimate of fair value. A change in either the valuation technique or the method of determining appropriate assumptions used in a valuation technique is a change in accounting estimate for purposes of applying Topic 250, and should be applied prospectively.…” (emphasis added). In the event the Company adopts a different model, the Company will disclose the model and the corresponding changes to the valuation of its warrants, if any, in its future periodic reports filed with the Commission.

Item 9A Controls and procedures, page 77

2.
We acknowledge your response to comment eight. Consistent with your response to prior comment three, please revise your disclosure to explain why the amendment on December 30, 2010 was filed and the facts and circumstances surrounding it.  Also, please revise your disclosures to explain each material weakness identified, how the material weakness impacted your operations, including your financial statements, and management’s proposed resolution for the material weakness.  Disclose the nature of the mitigating controls established and discuss any anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to correct your material weakness.

The Company acknowledges the Staff’s comment and advises the Staff that it has included the disclosure below under Item 4 of Part I of the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, filed with the Commission on the date hereof, to describe the circumstances surrounding the filing of the amendment to the Company’s Annual Report on Form 10-K for the year ended September 30, 2010, as well as the material weaknesses identified by the Company and developments in the Company’s internal control over financial reporting.

United States Securities and Exchange Commission
May 16, 2011

“Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain “disclosure controls and procedures,” as such term is defined in Rule 13a-15(e) and Rule 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In designing and evaluating our disclosure controls and procedures, our management recognized that disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of disclosure controls and procedures are met. Additionally, in designing disclosure controls and procedures, our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible disclosure controls and procedures. The design of any disclosure controls and procedures also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Disclosure Controls and Procedures with respect to Annual Report on Form 10-K for Year Ended September 30, 2010

We filed our Annual Report on Form 10-K for the year ended September 30, 2010 (the “Form 10-K”) with the SEC on December 29, 2010. As is customary, we used an outside vendor to submit the Form 10-K to the SEC via the SEC’s Electronic Data Gathering, Analysis, and Retrieval system (commonly referred to as “EDGAR”). After we provided the initial draft of the Form 10-K to the outside vendor, we submitted incremental changes to the draft of the Form 10-K to the vendor on December 29, 2010. These changes related to both accounting and non-accounting disclosure contained in the draft of the Form 10-K and were provided by us to the outside vendor prior to the time the Form 10-K was filed with the SEC on December 29, 2010.

Unfortunately, the Form 10-K was inadvertently filed with the SEC by the outside vendor before we had completed our normal filing procedures, including final proofing. Accordingly, the Form 10-K filed on December 29, 2010 did not include certain comments provided to the outside vendor prior to the time the Form 10-K was filed with the SEC.

Shortly after the Form 10-K was filed with the SEC, we discovered that these comments were inadvertently omitted from the filed Form 10-K. Immediately upon discovery, we prepared an amendment to the Form 10-K to reflect the comments that were intended to be included in the Form 10-K. The Amendment to the Form 10-K (the “Amendment”) was filed with the SEC on December 30, 2010.

United States Securities and Exchange Commission
May 16, 2011

As disclosed in the “Explanatory Note” in the Amendment, the purpose of the Amendment was to: (i) note that we were reporting “material weaknesses,” as opposed to a “material weakness,” in Item 1A Risk Factors, (ii) include changes to the Statement of Operations table for the fiscal year ended September 30, 2010, as set forth in Item 6 Selected Financial Data, (iii) disclose a minor change in our R&D expenses for our antioxidant program in Item 7 Management’s Discussion and Analysis of Financial Condition and Results of Operations, (iv) include changes in Item 9A Controls and Procedures regarding material weaknesses, (v) include changes to our Consolidated Statements of Operations for the fiscal year ended September 30, 2010, (vi) include changes to our Consolidated Statements of Stockholders’ Equity (Deficit), (vii) include changes to our Consolidated Statements of Cash Flows, (viii) include a change in the number of incremental shares issuable upon the exercise or conversion of convertible debt, stock options to purchase common stock, convertible preferred stock and warrants to purchase common stock that were excluded from diluted weighted average common shares for the fiscal year ended September 30, 2010, as reported in Note C to the consolidated financial statements, (ix) include changes to the table reflecting our warrant activity for the last three fiscal years ended September 30, 2010, as reported in Note G to the consolidated financial statements, and (x) include changes to the table reflecting taxes computed at the statutory federal income tax rate of 34%, as reconciled to the provision for income taxes for 2010, as reported in Note I to the consolidated financial statements.

Subsequent to the filing of the Form 10-K and the Amendment, concurrent with the execution of the BARDA contract, we hired additional full-time employee resources for the accounting and finance functions, including a Chief Financial Officer and a Controller, thus providing additional personnel resources which can be used to improve our disclosure controls and procedures going forward. In addition, we have implemented a policy whereby our periodic reports will not be submitted to the SEC unless and until we have received final approval from our management and our outside auditing firm. We believe these changes allow us to operate our disclosure controls and procedures effectively.

United States Securities and Exchange Commission
May 16, 2011

Evaluation of Disclosure Controls and Procedures as of March 31, 2011

Based on their evaluation as of the end of the period covered by this Quarterly Report on Form 10-Q, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of the end of the period covered by this Quarterly Report on Form 10-Q.

Management’s Report on Internal Control over Financial Reporting as of September 30, 2010

As previously reported in our Annual Report on Form 10-K/A for the year ended September 30, 2010, our management assessed the effectiveness of our internal control over financial reporting as of September 30, 2010. In making this assessment, our management used criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in an Internal Control Integrated Framework. As a result of the lack of segregation of duties and weaknesses in financial reporting and close processes, management has determined that material weaknesses in internal control over financial reporting existed as of September 30, 2010, and based on the criteria set forth by COSO, concluded that our internal control over financial reporting was not effective as of September 30, 2010. Previously, we did not maintain a sufficient complement of personnel with an appropriate level of accounting knowledge, experience and training in the application of generally accepted accounting principles commensurate with our financial reporting requirements. Specifically, we had deficiencies in finance and accounting staff with sufficient depth and skill in the application of generally accepted accounting principles and the staffing of finance positions with individuals who did not have the appropriate skills, training and experience to meet the objectives that should be expected of these roles.

A “material weakness,” as defined by the Public Company Accounting Oversight Board (PCAOB), is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

United States Securities and Exchange Commission
May 16, 2011

The material weaknesses noted above did not have any significant impact on our operations given the historically limited number of transactions, the outsourced nature of much of our research and development efforts, and the high level of oversight by our board of directors.  Our historical financial statements were prepared with the assistance of outside accounting consultants, were scrutinized by our board of directors and audit committee, and were discussed with our outside auditors prior to each filing.

To address the material weaknesses, management has established mitigating controls to minimize the potential for material misstatements in the financial statements.  Mitigating controls include a high level of involvement in the oversight of significant transactions by the board of directors and the audit committee as well as the use of external consultants to assist with the accounting and financial reporting requirements.

In February 2011, concurrent with the execution of the BARDA Contract, we hired additional full-time employee resources for the accounting and finance functions, including a Chief Financial Officer and a Controller, thus providing additional personnel resources which can be used to both segregate duties and strengthen the policies and procedures over the financial close and reporting processes. Although we believe that our current finance and accounting staff is appropriate for a company of our size and stage of development, we may add additional personnel in these areas in the future.

Changes in Internal Control over Financial Reporting

Except as noted above, there have been no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) during the quarter ended March 31, 2011 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.”

* * * * * * * * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

United States Securities and Exchange Commission
May 16, 2011

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this response letter to the undersigned at (650) 320-1804, or to Russell Skibsted, the Company’s Chief Financial Officer, at (650) 678-6155.

Sincerely,

/s/ Jeffrey T. Hartlin
of PAUL, HASTINGS, JANOFSKY & WALKER LLP

cc:           John McManus, Aeolus Pharmaceuticals, Inc.
Russell Skibsted, Aeolus Pharmaceuticals, Inc.
Wayne Pinnell, Haskell & White LLP
Paul Louis, Haskell & White LLP